SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

April 1, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

March 31st, 2004

Symbol – TSX: KGI

NEW SOUTH BREAK RESULT INTERSECTS 0.62 OZ/TON OVER 10.0 FEET AND ALIGNS PREVIOUS RESULTS IN A 70º DIP.

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce additional drilling results from the program targeting parallel breaks to the south of the 04 and Main Break ore horizons. The latest drill hole, 47-1023 has intersected mineralization 1,431.0 feet south of this Main Break Horizon from the 4700 level and assayed 0.62 ounces per ton of gold over 10.0 feet (unknown true width (“TW”)). A second drill hole, 47-1021 assayed 0.44 ounces per ton of gold over 3.0 feet (unknown true width).

The new intersection in drill hole 47-1023 is 85 feet above drill hole 47-1022A which assayed (as released March 29, 2004) 0.72 ounces per ton of gold over 21.5 feet (unknown true width). The intersection in drill hole 47-1021 is located 30 feet above drill hole 47-1023. (see figure 1)(see figure 2).

In the results from Hole 47-1022A visible gold was observed for the first time in the core of any of the holes drilled in the South Porphyry Zone, which is characterized by silicified tuff and porphyry mineralized with pyrite. Also of importance in the mineralogy of Kirkland Lake Camp was the presence of a strong molybdenitic break in drill hole 47-1023.

“Significantly, 47 - 1023 results with its strong structure, helps us see that this Zone now appears to have a steep southerly dip at approximately 70 degrees which is consistent with the other major breaks in the Kirkland Lake Camp such as the 04 and the Main Break,” said Stewart Carmichael, Chief Exploration Geologist. “These drill holes add yet another piece to the puzzle”

The following table summarizes the new drill results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
47-1023	SOUTH PORPHYRY	1,431.0	1,441.0	-11	127	0.62/10.0’ = UNKNOWN TW
	INCLUDING	1,433.5	1,435.0	-11	127	1.97/1.5’=UNKNOWN TW, VG, TELL
47-1021	SOUTH PORPHYRY	1,439.5	1,445.0	-9	133	0.44/3.0’=UNKNOWN TW

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern  Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (http://www.sedar.com).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

10000 E
15000 E
20000 E
20000 N
15000 N
10000 N
N
MACASSA
KIRKLAND MINERALS
TECK HUGHES
LAKESHORE
LS L 600
TH L 600
MINED BY LAKESHORE MINES
CHIP SAMPLES
2.15/6.0'
1.1/7.5'
MAIN BREAK
L 2400
NO ASSAYS AVAILABLE
KM L 1600
NO. 2 SHAFT
SP 2.38 OZ 3000
CK 4.24 OZ LEVEL
SOUTH BREAK
O4 BREAK
SP 0.36 OZ
CK 3.72 OZ
DDH 47-885
6.69/2.0'(2.94/5.5')
L 3000
0.03/86.7'
(-5900)
DDH 45-254A
0.76/12.8'
0.77/2.7'
1.41/1.2'(0.186/13.4')
1.8/3.0'(0.329/20.1')
NO. 3 SHAFT
DDH 47-994B
(South Porphyry Zone)
0.62 /10.0'
DDH 47-1023
0.72 /21.5'
DDH 47-1022A
L 4750
LEGEND
SP Grab Sample
CK Assay Sample
1.8/3.0' Gold assays in ounces per ton
L 4750 UNDERGROUND DEVELOPMENT LEVEL
GRID LINE
MINE PROPERTY DIVISION
RECENT DIAMOND DRILL HOLE
Scale: 2000 Ft.

PLAN SHOWING SELECTED LEVELS, AND MAIN BREAK, SOUTH BREAK, O4 BREAK AND RECENT DRILLING, MARCH, 2004

Figure 1

KIRKLAND LAKE GOLD INC.

NEWSOUTHBREAK__MAR2004

KIRKLAND LAKE GOLD INC.
MACASSA MINE, KIRKLAND LAKE ONTARIO
VERTICAL LONGITUDINAL SECTION
SOUTH PORPHYRY ZONE
2200 W
2000 W
1800 W
1600 W
1400 W
-4600 ft
-4800 ft
-5000 ft
-5200 ft
47-1014
NSV
47-1013
.03/1.0' CL
47-995
.03/2.6' CL
47-1021
.44/3.0' CL
47-994B
.33/20.1' CL
(Approximate Location)
47-1023
.62/10.0' CL
VG. TELL.
47-1022A
.72/21.5' CL
LEGEND
47-995 .03/2.6' DIAMOND DRILL HOLE PIERCE POINT WITH ASSAYS IN OZ/TON
VG VISIBLE GOLD
TELL GOLD TELLURIDES
NSV NO SIGNIFICANT VALUES
CL CORE LENGTH
SCALE
100 feet
LONGITUDINAL SECTION SHOWING SOUTH PORPHYRY ZONE KIRKLAND LAKE GOLD INC. KIRKLAND LAKE OPERATIONS
S_PORPH_LONG.cdr
FIGURE No. 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	April 1, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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